Exhibit 12

Aquila, Inc.
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
Dollars in millions
	2005	2004	2003	2002	2001

Income (loss) from continuing operations before income taxes	$(201.1)	$(562.6)	$(503.5)	$(1,712.1)	$320.3
Add (Subtract):
Equity in earnings of investments	—	(2.1)	(69.6)	(166.9)	(119.3)
Dividends and fees from investments	.5	1.5	48.6	87.9	55.5
Minority interest in income (loss) of subsidiaries	—	—	—	(7.8)	20.1
Total interest expense	221.3	273.1	296.9	255.2	223.1
Interest capitalized	—	—	—	(1.3)	(1.9)
Portion of rents representative of an interest factor	11.8	13.6	20.5	22.3	16.5

Income (loss), as adjusted	$32.5	$(276.5)	$(207.1)	$(1,522.7)	$514.3

Fixed Charges:
Interest on long-term debt	$219.3	$264.6	$278.0	$238.9	$210.9
Interest on short-term debt	2.1	8.5	18.9	16.3	12.2
Portion of rents representative of an interest factor	11.8	13.6	20.5	22.3	16.5

Fixed Charges	$233.2	$286.7	$317.4	$277.5	$239.6

Ratio of Earnings to Fixed Charges	.14	—(a )	—(a )	—(a )	2.15

(a)
Ratio amount not shown due to a coverage deficiency in the amount of $563.2 million, $524.5 million and $1,800.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.